

Mail Stop 3628

June 10, 2010

<u>Via Facsimile 925-403-7967 and U.S. Mail</u>

Mr. Brent Donaldson
Series A (AQQ) Tender Investors, LLC
c/o Tender Investors Manager LLC
6114 La Salle Ave. #345
Oakland, CA 94611

> **Re: American Spectrum Realty, Inc.**
> **Schedule TO-T and TO-T/A**
> **Filed June 1, 2010 and June 3, 2010**
> **by Series A (AQQ) Tender Investors, LLC**
> **File No. 5-62281**

Dear Mr. Donaldson:

We have reviewed the above-captioned filings and have the following comments. Where indicated, we think you should revise the documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter. All defined terms used here have the same meaning as in the Offer to Purchase filed as Exhibit 99 to the Schedule TO-T.

<u>Schedule TO</u>

1. In your Schedule TO, you indicate that Series A (AQQ) of Tender Investors, LLC is a Delaware company managed by Tender Investors Manager LLC, whose sole member is Apex Real Estate Advisors, LLC. You also state that the Purchaser intends to fund the purchase price through contributions made by its members. Rule 14d-1(g)(2) defines the term "bidder" as any person who makes a tender

Mr. Brent Donaldson
Series A (AQQ) Tender Investors, LLC
June 10, 2010
Page 2

offer or "on whose behalf a tender offer is made." See "Identifying the Bidder in a Tender Offer" in Section II.D.2 of the "Current Issues and Rulemaking Projects" outline (November 2000) available on our Web site at www.sec.gov. For the reasons discussed in that outline, we believe you may need to add additional persons or entities as bidders in this offer. Some individuals and entities who we believe should be considered as bidders are: Tender Investors Manager LLC and its sole member, Apex Real Estate Advisors LLC, together with any members of the Purchaser who will be financing the purchase. Control persons of these entities may also be required bidders, depending on the analyses outlined above. Since each bidder must individually satisfy the disclosure, filing and dissemination requirements of Schedule TO and Regulation 14D, adding new bidders may require you to extend the Offer and disseminate new offering materials, depending on the materiality of the new disclosure you provide. Please note that, to the extent applicable, you should also comply with the comments below as to any new bidders.

2. You have not provided financial statements in response to Item 10 of Schedule TO. Instruction 2 to Item 10 does not appear to be available, since the Purchaser is not a public reporting company and is making a partial cash tender offer. The fact that the consideration offered consists of cash and that there is no financing condition for the offer is not dispositive of whether financial statements are required under Item 10. The Commission has stated that "[f]inancial information also can be material when a bidder seeks to acquire a significant equity stake in order to influence the management and affairs of the target" and security holders need the information "to decide whether to tender in the offer or remain a continuing security holder in a company with a dominant or controlling security holder." See footnote 195 of Exchange Act Release No. 34-42055 (October 26, 1999). Please provide us further analysis as to why you believe that the financial condition of the Purchaser is not material to a shareholder's decision to participate in the offer, or furnish the required information.

Offer to Purchase

To the shareholders of American Spectrum Realty, page 1

3. You state that the offer price will be subject to reduction for any dividends made or declared prior to the expiration date. Please revise to indicate that at least 10 business days will remain in the offer in the event the offer price is reduced by any distributions made with respect to the shares. See Rule 14e-1(b).

4. We note your disclosure, here and throughout the document, that by tendering their shares, shareholders are agreeing to arbitrate any disputes and to subject themselves to personal jurisdiction in California. Shareholders are entitled to the protections of the Exchange Act of 1934 with respect to the tender offer, and

disputes must be resolved in a court of appropriate jurisdiction. See special instructions to Schedule TO. Shareholders cannot waive their rights as a condition of tendering their shares. Please revise your document each time this language appears to reflect this fact.

5. You state that the Purchaser will pay for tendered shares following confirmation from the Corporation of the transfer of the shares. Revise to indicate when you might expect to receive such confirmation.

Tender Offer, page 4

6. As you are aware, you must promptly pay for or return the shares following the expiration of the offer in keeping with Rule 14e-1(c). With this in mind, please explain why five business days following the Expiration Date for the computation of proration constitutes "prompt payment."

Conflicts of Interest, page 8

7. Expand to discuss the nature of the conflicts of interest and any potential risks associated with the lack of an unaffiliated depositary to hold tendered shares until payment.

Certain Information Concerning the Purchaser, page 8

8. We note that you reserve the right to transfer or assign the right to purchase shares tendered in the offer. Please confirm your understanding that the affiliates to whom such right is transferred or assigned must be included as bidders on the Schedule TO-T.

Source of Funds, page 8

9. We note that you intend to finance the transaction through the binding commitments of the members of the Purchaser. Revise your document to include all of the information required by Item 1007(a) of Regulation M-A, and describe each of these commitments in full. In response to Item 1007(b), describe any alternative plans you have should financing fall through. If any of the members will be funding its commitment using borrowed funds, summarize each such loan agreement pursuant to Item 1007(d) and file it pursuant to Item 1016(b) of Regulation M-A.

Closing Comments

Please amend your Schedule TO in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the Purchaser and its management are in possession of all facts relating to the Purchaser's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the Purchaser acknowledging that:

- the Purchaser is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the Purchaser may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3267. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers & Acquisitions